UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Control of Registrant

On May 22, 2025, Gaderway Investments Limited (“Gaderway”), the controlling shareholder of mF International Limited (the “Company”), entered into a share purchase agreement with Fire Lucky Investment Co., Ltd., a Cayman Islands company (the “Investor”). Pursuant to the share purchase agreement, dated May 22, 2025 (the “Share Purchase Agreement”), by and between Gaderway and the Investor, Gaderway shall sell the 9,046,892 Class B ordinary shares of the Company it holds (the “Shares”), which represent approximately 97.73% of the aggregate voting power of the outstanding ordinary shares of the Company, to the Investor. In consideration of the sale of the Shares, the Investor shall pay Gaderway USD7,800,000 in cash, which amount will be provided from the Investor’s own capital. The transaction contemplated thereby and the transfer of the Shares are expected to be consummated in June 2025, subject to the satisfaction of the closing conditions set forth in the Share Purchase Agreement. Upon consummation of the foregoing transaction, the Investor will be able to unilaterally control the election of our board of directors, all matters upon which shareholder approval is required, and, ultimately, the direction of our Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: May 29, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director